UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

TREMONT MORTGAGE TRUST

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

894789 106

(CUSIP Number)

Adam D. Portnoy

Tremont Realty Advisors LLC

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 219-1440

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 894789 106	Page 2 of 14

1	Names of Reporting Persons Tremont Realty Advisors LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 600,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 600,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.4%(1)

14	Type of Reporting Person (See Instructions) OO

(1)              The percentages of beneficial ownership reported in this Schedule 13D are based on 3,100,100 shares of beneficial interest of the Issuer outstanding as of September 18, 2017, such number of shares being based on information made publicly available by the Issuer.

SCHEDULE 13D

CUSIP NO. 894789 106	Page 3 of 14

1	Names of Reporting Persons The RMR Group LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 600,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 600,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.4%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 894789 106	Page 4 of 14

1	Names of Reporting Persons The RMR Group Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 600,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 600,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.4%

14	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D

CUSIP NO. 894789 106	Page 5 of 14

1	Names of Reporting Persons ABP Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 600,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 600,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.4%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 894789 106	Page 6 of 14

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 600,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 600,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.4%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 894789 106	Page 7 of 14

1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 600,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 600,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.4%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 894789 106	Page 8 of 14

This Schedule 13D is being filed jointly by Tremont Realty Advisors LLC, a Maryland limited liability company (“TRA”), The RMR Group LLC, a Maryland limited liability company and the sole member of TRA (“RMR LLC”), The RMR Group Inc., a Maryland corporation and the managing member of RMR LLC (“RMR INC”), ABP Trust, a Maryland statutory trust and the controlling shareholder of RMR INC, Adam D. Portnoy and Barry M. Portnoy (individually, a “Reporting Person”, and together, the “Reporting Persons”), related to the common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Tremont Mortgage Trust, a Maryland real estate investment trust (the “Issuer”).

Item 1.          Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares. The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2.          Identity and Background.

The persons filing this statement are the Reporting Persons.

TRA’s principal business is providing investment advisory services, including to the Issuer. RMR LLC’s principal business is providing management services.  RMR INC’s principal business is holding membership interests in RMR LLC. ABP Trust’s principal business is holding shares of capital stock of RMR INC, holding membership interests in RMR LLC and investing in real estate. RMR LLC owns all of the outstanding membership interest of TRA.

The principal business office of each of TRA, RMR LLC, RMR INC and ABP Trust is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The directors of TRA are Adam D. Portnoy and Barry M. Portnoy.  RMR LLC is the sole member of TRA.  The directors of RMR INC are Adam D. Portnoy, Barry M. Portnoy, Ann Logan, Rosen Plevneliev and Walter Watkins.  RMR INC is the managing member of RMR LLC.

The executive officers of TRA are:  Adam D. Portnoy, President and Chief Executive Officer; David M. Blackman, Executive Vice President; Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; Matthew P. Jordan, Senior Vice President, Treasurer and Chief Financial Officer; and Vern D. Larkin, Chief Compliance Officer and Director of Internal Audit.

The executive officers of RMR LLC are:  Adam Portnoy, President and Chief Executive Officer; Barry Portnoy, Chairman; David M. Blackman, Executive Vice President; Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; Matthew P. Jordan, Senior Vice President, Treasurer and Chief Financial Officer; David J. Hegarty, Executive Vice President; Mark L. Kleifges, Executive Vice President; Bruce J. Mackey Jr., Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O’Brien, Executive Vice President and John C. Popeo, Executive Vice President.

The executive officers of RMR INC are:  Barry M. Portnoy, Managing Director; Adam D. Portnoy, Managing Director, President and Chief Executive Officer; Jennifer B. Clark, Executive

SCHEDULE 13D

CUSIP NO. 894789 106	Page 9 of 14

Vice President, General Counsel and Secretary; Matthew P. Jordan, Chief Financial Officer and Treasurer; David M. Blackman, Executive Vice President of RMR LLC; David J. Hegarty, Executive Vice President of RMR LLC; Mark L. Kleifges, Executive Vice President of RMR LLC; Bruce J. Mackey Jr., Executive Vice President of RMR LLC; John G. Murray, Executive Vice President of RMR LLC; Thomas M. O’Brien, Executive Vice President of RMR LLC; and John C. Popeo, Executive Vice President of RMR LLC.

The executive officers of ABP Trust are:  Adam D. Portnoy, President; Jennifer B. Clark, Secretary; and Matthew P. Jordan, Treasurer.

Each of Adam D. Portnoy and Barry M. Portnoy has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  To the Reporting Persons’ knowledge, each of the other individuals listed above has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Adam D. Portnoy is principally employed by RMR LLC as its President and Chief Executive Officer. Barry M. Portnoy is principally employed by RMR LLC as its Chairman. To the Reporting Persons’ knowledge, each of the other individuals listed above, other than Ann Logan, Rosen Plevneliev, Walter C. Watkins and Thomas M. O’Brien, are principally employed by RMR LLC in the positions listed above for RMR LLC.  Mr. Watkins is principally employed by WCW Enterprises, LLC, 500 Griswold Street, Suite #2430, Detroit, Michigan 48226, as principal.  Mr. O’Brien is principally employed by TravelCenters of America LLC, located at 24601 Center Ridge Road, Westlake, Ohio 44145, as its President and Chief Executive Officer.  Adam D. Portnoy and Barry M. Portnoy are also Managing Trustees of the Issuer and David M. Blackman is also an executive officer of the Issuer.

No Reporting Person and, to the Reporting Persons’ knowledge, none of the other individuals listed above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Adam D. Portnoy and Barry M. Portnoy and, to the knowledge of the Reporting Persons, each of the other individuals listed above, other than Mr. Rosen Plevneliev, is a citizen of the United States. Mr. Plevneliev is a Bulgarian national.  TRA and RMR LLC are each a Maryland limited liability company.  RMR INC is a Maryland corporation and ABP Trust is a Maryland statutory trust.

Item 3.          Source and Amount of Funds or Other Consideration.

On September 18, 2017, concurrently with the completion of the Issuer’s initial public offering, TRA acquired 600,000 Common Shares, at $20.00 per Common Share, the same price per Common Share as the initial public offering price in such offering, pursuant to a private placement purchase agreement entered into by the Issuer and TRA on September 13, 2017 (the “Private Placement Purchase Agreement”), for an aggregate purchase price of $12.0 million.  TRA funded its acquisition with cash on hand.

SCHEDULE 13D

CUSIP NO. 894789 106	Page 10 of 14

Item 4.          Purpose of Transaction.

TRA acquired the 600,000 Common Shares for investment purposes.

Barry M. Portnoy and Adam D. Portnoy, as Trustees of the Issuer, as well as the Issuer’s officers and other employees of RMR LLC or one of its subsidiaries, are eligible to receive grants of Common Shares under the Issuer’s equity compensation plan.

Also see Item 6 below.

The Reporting Persons may from time to time engage in discussions with the Issuer, its Trustees and officers, other shareholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. The Reporting Persons and their affiliates may acquire or dispose of Common Shares, other shares of capital stock or equity interests of the Issuer and/or its subsidiaries, from time to time, in the open market, private transactions or otherwise, depending upon various factors, including without limitation, the Issuer’s business, prospects and financial condition, the market for such shares or interests, actions taken by the Issuer’s directors, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. Each Reporting Person intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Except as otherwise described above in this Item 4 and with respect to each of Mr. Adam D. Portnoy and Mr. Barry M. Portnoy, other than as may have arisen in his capacity as an officer or Trustee of the Issuer or in connection with his role with TRA or RMR LLC as a provider of services for or on behalf of the Issuer, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person may, at any time and from time to time, review or reconsider such Reporting Person’s position and/or change such Reporting Person’s purpose and/or formulate plans or proposals with respect thereto. To the extent each of Mr. Adam D. Portnoy and Mr. Barry M. Portnoy may be involved in the formulation or approval of such plans or proposals as an officer or Trustee of the Issuer or in connection with his role with TRA or RMR LLC as a provider of services for or on behalf of the Issuer, each of Mr. Adam D. Portnoy and Mr. Barry M. Portnoy does not expect to disclose such developments of his involvement by amending this Schedule 13D unless he also participates in developing or making such plans or proposals in his capacity as an investor in the Issuer.

Item 5.          Interest in Securities of the Issuer.

(a)        Amount beneficially owned and percentage of class:

TRA is the direct record owner of 600,100 Common Shares. The aggregate number of Common Shares beneficially owned by TRA is 600,100, representing approximately 19.4% of the Common Shares outstanding as of September 18, 2017.

SCHEDULE 13D

CUSIP NO. 894789 106	Page 11 of 14

Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by TRA may be deemed to be shared by RMR LLC, RMR INC and ABP Trust.  TRA is a direct wholly owned subsidiary of RMR LLC, which is a direct majority owned operating subsidiary of RMR INC.  None of RMR LLC, RMR INC or ABP Trust directly own any Common Shares. Each of RMR LLC and RMR INC is the beneficial owner of 600,100 Common Shares, representing approximately 19.4% of the Common Shares outstanding as of September 18, 2017.  ABP Trust may be deemed to beneficially own the 600,100 Common Shares held by TRA, representing approximately 19.4% of the Common Shares outstanding as of September 18, 2017.

Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by TRA may be deemed to be shared by Adam D. Portnoy as the President, a holder of shares of beneficial interest in, and a trustee of, ABP Trust. Adam D. Portnoy does not directly own any Common Shares. Adam D. Portnoy may be deemed to beneficially own the 600,100 Common Shares held by TRA, representing approximately 19.4% of the Common Shares outstanding as of September 18, 2017.

Voting and investment power with respect to the shares of capital stock of the Issuer owned by TRA may be deemed to be shared by Barry M. Portnoy as holder of a majority of the shares of beneficial interest in, and a trustee of, ABP Trust. Barry M. Portnoy does not directly own any Common Shares. Barry M. Portnoy may be deemed to beneficially own the 600,100 Common Shares held by TRA, representing approximately 19.4% of the Common Shares outstanding as of September 18, 2017.

(b)        Number of Common Shares as to which such person has:

(i)      Sole power to vote or direct the vote:

TRA:	0

RMR LLC:	0

RMR INC:	0

ABP Trust:	0

Adam D. Portnoy:	0

Barry M. Portnoy:	0

(ii)     Shared power to vote or direct the vote:

TRA:	600,100

RMR LLC:	600,100

RMR INC:	600,100

SCHEDULE 13D

CUSIP NO. 894789 106	Page 12 of 14

ABP Trust:	600,100

Adam D. Portnoy:	600,100

Barry M. Portnoy:	600,100

(iii)    Sole power to dispose or to direct the disposition of:

TRA:	0

RMR LLC:	0

RMR INC:	0

ABP Trust:	0

Adam D. Portnoy:	0

Barry M. Portnoy:	0

(iv)   Shared power to dispose or to direct the disposition of:

TRA:	600,100

RMR LLC:	600,100

RMR INC:	600,100

ABP Trust:	600,100

Adam D. Portnoy:	600,100

Barry M. Portnoy:	600,100

The percentages of beneficial ownership reported in this Schedule 13D are based on 3,100,100 Common Shares of beneficial interest of the Issuer outstanding as of September 18, 2017, following the completion of the Issuer’s initial public offering and the concurrent private placement, such number of shares being based on information made publicly available by the Issuer.

To the Reporting Persons’ knowledge, as of September 18, 2017, none of the other individuals named in Item 2 of this Schedule 13D beneficially own any Common Shares.

(c)        Transactions effected in the past sixty days:

SCHEDULE 13D

CUSIP NO. 894789 106	Page 13 of 14

There have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)       No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)        Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

TRA is owned by RMR LLC, which is the majority owned operating subsidiary of RMR INC, a holding company listed on The Nasdaq Stock Market LLC. RMR INC is controlled by the Issuer’s Managing Trustees. One of the Issuer’s Managing Trustees, Mr. Adam Portnoy, is a managing director, president and chief executive officer and controlling shareholder of RMR INC, an officer of RMR LLC and a director and officer of TRA. The Issuer’s other Managing Trustee, Mr. Barry Portnoy, is a managing director, officer and controlling shareholder of RMR INC, an officer of RMR LLC and a director of TRA. The Issuer’s Managing Trustees are managing directors or managing trustees of other entities to which RMR LLC or its affiliate provides management or advisory services. Each of the Issuer’s executive officers also is an officer and employee of TRA or RMR LLC, and some of the Issuer’s executive officers are also officers of other entities to which RMR LLC or its affiliate provides management or advisory services.

On September 13, 2017, the Issuer entered into the Private Placement Purchase Agreement with TRA providing for the issuance and sale to TRA concurrently with the closing of the initial public offering of 600,000 Common Shares, at $20.00 per Common Share, the same price per Common Share as the initial public offering price in the Issuer’s initial public offering.  Pursuant to the Private Placement Purchase Agreement, TRA also received demand and piggyback registration rights, subject to certain limitations, covering the Common Shares owned by it.

The foregoing summary of the Private Placement Agreement is not complete and is qualified in its entirety by reference to the Private Placement Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2017 and incorporated in this Item 6 by reference.

Under the Issuer’s equity compensation plan, the Issuer may grant shares to the Issuer’s Trustees, including Barry M. Portnoy and Adam D. Portnoy, and to employees of RMR LLC or one of its subsidiaries, some of whom are the Issuer’s executive officers.

Item 7.          Material to be Filed as Exhibits.

Exhibit 99.1

Joint Filing Agreement, dated as of September 18, 2017, by and among Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc., ABP Trust, Barry M. Portnoy and Adam D. Portnoy (Filed Herewith)

Exhibit 99.2	Tremont Mortgage Trust 2017 Equity Compensation Plan (Incorporated by

SCHEDULE 13D

CUSIP NO. 894789 106	Page 14 of 14

reference to the Issuer’s Current Report on Form 8-K dated September 18, 2017, File No. 001-38199.)

Exhibit 99.3

Private Placement Purchase Agreement, dated as of September 13, 2017, by and between Tremont Mortgage Trust and Tremont Realty Advisors LLC (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated September 18, 2017, File No. 001-38199.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2017
(Date)

TREMONT REALTY ADVISORS LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and CEO
(Name/Title)

THE RMR GROUP LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and CEO
(Name/Title)

THE RMR GROUP INC.

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and CEO
(Name/Title)

ABP TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President
(Name/Title)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ATTENTION. Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).